RUBICON MINERALS CORPORPORATION

Report of Voting Results

This report is filed pursuant to Section 11.3 of National Instrument 51-102 and relates to the results of voting at the annual meeting of shareholders of Rubicon Minerals Corporation held on June 17, 2008 (the “Meeting”).

Description of Matter	Outcome of Vote
Ordinary resolution to approve the appointment of De Visser Gray LLP, Chartered Accountants, as auditors for the ensuing year.	Resolution approved
Ordinary resolution to determine the number of directors at six.	Resolution approved
Election of the following nominees of management as directors of the Company for the ensuing year: David W. Adamson David R. Reid Philip S. Martin John R. Brodie Kevin D. Sherkin Christopher Bradbrook	All nominees proposed by management were elected by acclamation for the ensuing year.

DATED this 20th day of June, 2008

RUBICON MINERALS CORPORATION

By: “David W. Adamson”

Authorized Signatory